## Contact

www.linkedin.com/in/pallav-vora-b74524123 (LinkedIn)

## Top Skills

Research

Nonprofit Organizations

# Pallav Vora

General Counsel and Chief Administrative Officer at Global Brigades

Greater Chicago Area

## Experience

### Global Brigades, Inc.

12 years

#### General Counsel and Chief Administrative Officer

January 2020 - Present (3 years 3 months)

- Serve as General Counsel for Global Brigades, Inc., a multi-faceted international development organization with offices in 6 countries across North America, Central America, West Africa and Europe.
- Manage and maintaine a network of 14 for-profit and non-profit subsidiaries spread across Honduras, Nicaragua, Panama, Guatemala, Ghana and Greece.
- Respond to any and all legal claims and managed legal defense in conjunction with outside counsel and insurance carriers.
- Manage an annual legal budget and oversaw engagement of all domestic and international outside counsel.
- Negotiate and draft a wide variety of contracts and agreements, including Grant Agreements, Service Contracts, Vendor Agreements, Employment Agreements, Stock Purchase Agreements, Liability Waivers, Non-Disclosure Agreements and M&A Agreements.
- Complete M&A due diligence and negotiate Asset Purchase Agreements for acquisition of two business divisions.
- Maintain compliance with state and federal regulations, and supported with annual audit requirements and Form 990 filings.
- Trademark and intellectual property administration for all Global Brigades' entities worldwide; File and maintained trademark filings with the USPTO.
- Insurance procurement across all Global Brigades' North American entities and provided insurance policy and risk management support to all Global Brigades entities worldwide.
- Work with in-country leadership to analyze, manage and mitigate programmatic risks associated with international development projects and programs in Ghana, Panama, Honduras, Guatemala, Nicaragua and Greece.
- Execute legal spin-off of Global Brigades' microfinance program into for-profit subsidiary, Eskala, Inc.

- Provide legal compliance support to Eskala, Inc. and its operations in Honduras, Panama and Nicaragua.
- Serve as corporate secretary for all U.S. entities: manage board governance, draft resolutions, amend bylaws and create any legal documents as directed by the Board of Directors.

Chief Legal Officer
2011 - January 2020 (9 years)

Eskala.org
Co-founder, VP Legal Affairs & Corporate Secretary
October 2020 - Present (2 years 6 months)

Angel Protocol
Nonprofit Counsel
April 2021 - Present (2 years)

The Law Offices of Joseph V. Roddy
Associate Attorney
2008 - 2011 (3 years)

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# Education

University of Illinois Chicago School of Law
Juris Doctor (J.D.) · (2005 - 2008)

University of Richmond
Bachelor's Degree, Political Science and Government · (2000 - 2004)